UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news.

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcements to the Indian stock exchanges:

We wish to inform you that:

1.	Pursuant to Regulation 23(9) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the disclosure of related party transactions in the format as prescribed by the Securities and Exchange Board of India for the half year ended March 31, 2024;

2.	The investor presentation which will be referred during the earnings call with analysts and investors for the financial results of the Bank for the quarter and financial year ended March 31, 2024,

can be accessed on the website of the Bank at:

https://www.icicibank.com/aboutus/disclosures-to-stock-exchanges.page

You are requested to please take the above information on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date : April 27, 2024	By:	/s/ Vivek Ranjan
Name :	Vivek Ranjan
Title :	Assistant General Manager